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March 29, 2013

Ms. Jacquelyn Kaufman

Securities & Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Food Technology Service, Inc.

Preliminary Proxy Soliciting Material

Dear Ms. Kaufman:

This firm represents Food Technology Service, Inc. (the “Company”) and we are filing on behalf of the Company revised Preliminary Proxy Soliciting material relating to the Company’s annual meeting of shareholders scheduled to be held on May 17, 2013. The revised material is in response to comments furnished by the staff. Please note the addition of proposals 3 and 4 and the addition of the following sentence in the last paragraph of Proposal 1, “If the voting rights are reinstated, it will increase the number of voting shares owned by Fort Ashford from 585,143 shares, 20.6% of the outstanding shares, to 820,643 shares or 29.0%.”

If you have any questions or comments on the material filed, it is respectfully requested that you contact the undersigned.

Very truly yours,

William J. Schifino, Sr.

WJS/smd

ALABAMA • FLORIDA • GEORGIA • MISSISSIPPI • TENNESSEE